

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 21, 2017

Jonathan Gregory
Chief Executive Officer
Royale Energy Holdings, Inc.
1870 Cordell Court, Suite 210
El Cajon, CA 92020

> **Re: Royale Energy Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed September 11, 2017**
> **File No. 333-216055**

Dear Mr. Gregory:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2017 letter.

Risks Relating to Matrix's Business, page 42

A Significant Portion of Matrix's Net Leasehold Acreage Is Undeveloped…, page 46

1.   We note your revised disclosure expressing the Sansinena Field's total proved reserves as a percentage of Matrix's total proved reserves. However, the figure appears to be inconsistent with the percentage determined using the information proved on page 139. Please resolve this inconsistency or tell us why a revision is not needed. This comment also applies to the comparable disclosure relating to the Sansinena Field provided on page 142. Refer to our prior comment 4.

<u>Material United States Federal Income Tax Consequences of the Mergers, page 76</u>

2.   We note that your disclosure on page 77 indicates that "it is the opinion of the CPA for Matrix that (a) the Royale Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and as a transaction qualifying for non-recognition of gain and loss under Section 351 of the Code and (b) the Matrix Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and as a transaction qualifying for non-recognition of gain and loss under Section 351 of the Code." However, the opinion of the CPA for Matrix does not contain these opinions. Please revise the disclosure in this section or obtain and file a revised opinion, as appropriate, to reconcile this inconsistency.

<u>Unaudited Pro Forma Condensed Statement of Operations, page 98</u>

3.   Please use the "Matrix/Sansinena Acquisition Pro Forma Combined" results of operations information from page 93 to prepare the Unaudited Pro Forma Condensed Statement of Operations for the fiscal year ended December 31, 2016.

<u>Exhibit 8.1</u>

4.   It is inappropriate to attempt to limit those who may rely upon the opinion. Please obtain and file a revised opinion that includes neither the statement that it is issued for your use only nor the statement which implies that investors may not rely upon it without your express written consent. See Section II.B.3.d of Staff Legal Bulletin No. 19 (CF), Legality and Tax Opinions in Registered Offerings (October 14, 2011), available at https://www.sec.gov/interps/legal/cfslb19.htm for guidance.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Lee Polson, Esq.
       Strasburger &Price, LLP